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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
22 Grenville Street
St. Helier
Jersey JE4 8PX
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No   X

             The Exhibit Index to this Form 6-K is located on page 3.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2005	AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED By: /s/ Frederick W. Bradley, Jr. Name: Frederick W. Bradley, Jr. Title: Director

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EXHIBIT INDEX

Sequentially numbered page

Title of Document

Aircraft Lease Portfolio Securitisation 96-1 Pass Through Trust Statement to Certificateholders
dated February 15,2005........................................................... ..................................................................................................... 4